FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                         For the Month of December 2003



                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)



                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.



Attached hereto and incorporated by reference are the following Registrant's press releases:

     1. B.O.S. Better On-line Solutions Ltd. Announces Nomination of a new CEO and President; Dated December 3, 2003

     2. BOS Announces $1M Private Placement of Ordinary Shares; Dated December 14, 2003

     3.   BOS Completes Private Placement Transaction; Dated December 25, 2003



Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          B.O.S. Better On-Line Solutions, Ltd.
                                          (Registrant)


                                          By: /S/ Israel Gal
                                          ------------------
                                          Israel Gal
                                          President and CEO

Dated: December 31, 2003

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------
B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES NOMINATION OF A NEW CEO AND PRESIDENT

Adiv Baruch, presently Executive VP Business Development of Ness Technologies, will be the Company's new CEO and President


TERADYON, ISRAEL - December 3, 2003 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOS) announced today that Mr. Adiv Baruch will be the next CEO and President of the Company, and will assume his position January 1, 2004.

Mr. Adiv Baruch, presently Executive VP Business Development of Ness Technologies, has expertise in the Telecom and High-tech industry. Mr. Baruch is well respected in the Israeli High-tech market as well as the international markets with his strategic capabilities and marketing vision.

Mr. Baruch is also a former partner and active director holding an executive position at IPEX, acquired by Ness. He has served as founder and an executive or director for several IT companies and Internet start-ups, and was significantly involved in the M&A process and in assisting these companies in their global expansion. Mr. Baruch is actively involved as the chairman of the Israeli Export Institute Hi-Tech and Telecom Division. He has a B.Sc. in Computer Science and Industrial Engineering from the Technion - Israel Institute of Technology.

Mr. Israel Gal, founder and incumbent CEO and President, will continue to serve as a director of the Company, as well as the CEO of the Company's wholly-owned subsidiary, Boscom Ltd., thus allowing him to fully devote his time to the development and marketing of Boscom's innovative products.


EDOUARD CUKIERMAN, B.O.S. CHAIRMAN STATED:

"I believe that the nomination of Mr. Adiv Baruch as the new CEO will contribute to the development of the Company. Mr. Baruch brings with him significant relevant experience that will enable the Company to further expand and increase its position in the international markets."


ABOUT B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.

The IP Telephony line (www.boscom.com) offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.

The legacy line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact:
Mr. Nehemia Kaufman
Tel. +972-4- 9907555
e-Mail: IR@boscom.com



THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.


BOS ANNOUNCES $1M PRIVATE PLACEMENT OF ORDINARY SHARES


TERADYON, ISRAEL - December 14, 2003 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOS), a global developer of high quality IP solutions, announced today that it has entered into a definitive private placement agreement with two European private investors for the issuance of 357,143 Ordinary Shares (9.37% of the current outstanding shares of the Company) at a price per share of $2.80. The closing of the round is subject to certain closing conditions.

The Company will use the proceeds from the sale of the Ordinary Shares for general corporate purposes, including working capital or as otherwise to be decided by the Company's Board of Directors.

When issued, the Ordinary Shares will not be registered under the Securities Act of 1933, and may not be subsequently offered or sold by the investors without registration or an applicable exemption from the registration requirements. BOS has agreed to grant the investors certain incidental registration rights, to cover the resale of the Ordinary Shares from this transaction, subject to certain terms and conditions.

Edouard Cukierman B.O.S. Chairman commented: "I am pleased that the Company has secured this private placement at this time, especially with quality European investors. I believe that the latest changes in the Company, including the nomination of Mr. Adiv Baruch as the new CEO, will contribute to the success of the Company".


About B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.
The IP Telephony line (www.boscom.com) offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.
The legacy line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.
B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact:
Mr. Nehemia Kaufman
Tel. +972-4- 9907555
e-Mail: IR@boscom.com

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.


BOS COMPLETES PRIVATE PLACEMENT TRANSACTION


TERADYON, ISRAEL - December 25, 2003 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOS), a global developer of high quality IP solutions, announced today that it has completed the private placement transaction for the Company's Ordinary Shares with two European private investors. The terms of the private placement are the same as announced publicly on December 14, 2003.


About B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.
The IP Telephony line (www.boscom.com) offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.
The legacy line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.
B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact:
Mr. Nehemia Kaufman
Tel. +972-4- 9907555
e-Mail: IR@boscom.com

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.